

November 17, 2011

<u>Via E-Mail</u>

Mary Ann Todd, Esq.
Munger, Tolles & Olson LLP
355 South Grand Avenue
Suite 3500
Los Angeles, CA 90071

> **Re:** **99 Cents Only Stores**
> **Preliminary Schedule 14A**
> **Filed October 27, 2011**
> **File No. 001-11735**
>
> **Schedule 13E-3**
> **Filed October 27, 2011 by 99 Cents Only Stores, Number Holdings, Inc., Number Merger Sub, Inc., Ares Corporate Opportunities Fund III, L.P., ACOF Management III, L.P., ACOF Operating Manager III, LLC, Ares Management LLC, Ares Partners Management Company LLC, Canada Pension Plan Investment Board, David Gold and Sherry Gold, Co-Trustees of The Gold Revocable Trust Dated October 26, 2005, Howard Gold, Jeff Gold, Karen Schiffer, and Eric Schiffer**
> **File No. 005-51069**

Dear Ms. Todd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please advise us as to what consideration was given as to whether Au Zone
      Investments #2, L.P. should be named as a filing person. Please tell us why you
      believe this entity is not an affiliate engaged, directly or indirectly, in the going
      private transaction.

Introduction

2.   Revise or delete the disclaimer in the penultimate paragraph of this section that
      the filing of the Schedule 13E-3 shall not be construed as an admission that any
      filing person is an affiliate of the company or of any other filing person within the
      meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the
      filing persons may not disclaim their affiliate status with respect to the company
      or other filing persons.

3.   We note your disclaimers in the last paragraph of this section by all filing persons
      with respect to the accuracy of information provided by other filing persons and
      included in the Schedule 13E-3. Please revise or delete these disclaimers as it is
      inappropriate for a filing person to disclaim responsibility for disclosure in that
      filing person's Schedule 13E-3.

Preliminary Proxy Statement

Summary Term Sheet, page 1

4.   Please revise the disclosure in the first paragraph under the caption
      "Recommendation of Our Special Committee and Board of Directors" to clarify
      whose affiliates you are referencing in the carve out in parentheses: other than the
      Rollover Investors and Parent and **its** affiliates …" (emphasis added). Are you
      referring to affiliates of Parent or of the company?

5.   On a related note, please revise here and throughout the filing to more clearly and
      consistently articulate whether the going private transaction is substantively and
      procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation
      M-A. Note also that the staff views officers and directors of the issuer as
      affiliates of that issuer.

Special Factors

6.   Revise the appropriate sections such that each filing person discloses why it is
      undertaking the going private transaction *at this time*. See Item 1013(a) of
      Regulation M-A.

Background of the Merger, page 20

7.   Please revise the first two paragraphs to explain why the Gold/Schiffer Family did not inform the board of its discussions with LGP concerning the acquisition of the company. Did members of the Gold/Schiffer Family, as directors and/or executive officers of the company, have any duty to inform the board of such discussions?

8.   Please revise the fourth paragraph on page 21 to describe the potential structure of a going private transaction and to quantify the possible price to be paid in such a transaction.

9.   Refer to the fifth paragraph on page 21. Please explain why the Gold/Schiffer Family, controlling approximately 33% of the company's outstanding common stock, attempted to dictate to the board, through its legal counsel, the terms of a solicitation process relating to the sale of the company.

10.   Refer to the third full paragraph on page 23. Please describe supplementally the materials received by the special committee from 21 investment banks. Refer to Item 1015 of Regulation M-A for guidance.

11.   Please confirm supplementally that the preliminary valuation analysis presented by Lazard on July 26, 2011 is the report filed as exhibit (c)(2) to the Schedule 13E-3.

Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger

The Special Committee, page 32

12.   Please revise the first bullet point on page 33 to explain the disclosure. How did the current and historical market prices for the company's common stock support the fairness determination? We note that the previous bullet point addresses the premium of the merger consideration over the stock price at various dates.

13.   We note that the special committee considered the Lazard analyses and opinion. We also note that the board of directors adopted the special committee's analysis and conclusions in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Lazard's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

14.   Please address how any filing person relying on the Lazard opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Rollover Investors, the Company, Parent, Merger Sub and holders who demand appraisal rights rather than all security holders unaffiliated with the company.

15.   We note the disclosure in the last paragraph on page 35 that the special committee noted the merger does not require approval by a majority of the shares held by unaffiliated holders. We note similar disclosure in the last paragraph of page 36 and in the first paragraph after the bullet points on page 38 relating to the interests of the company's directors and officers in the merger. Revise to state how each fact affected the special committee's fairness determination.

16.   Please revise the first paragraph of page 37 to disclose the basis for the conclusion that the liquidation value of the company would be significantly lower than the going concern value of the company given that no liquidation value analysis was conducted.

Opinion of Financial Advisor to Our Special Committee and Board of Directors, page 38

17.   Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, EBITDA and P/E information for each comparable company that is the basis for the multiples disclosed on page 42 with respect to the Public Trading analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 43 with respect to the Selected Precedent Transaction analysis, and (iii) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

18.   With respect to the Public Trading analysis, please explain the meaning of the disclosure "[b]ased on an analysis of the relevant metrics for each of the reference companies . . ." on page 42.

19.   With respect to the Discounted Cash Flow analysis, revise your disclosure to show how Lazard arrived at the range of present values from the projected financial data.

20.   Also with respect to the Discounted Cash Flow analysis, we note the disclosure that Lazard derived unlevered free cash flows for various periods but that such a line-item does not appear in the projections included on page 76 of the proxy statement. Please advise or revise to show how such figures were derived.

21.   We also note that the terminal value multiple range used in the Discounted Cash
        Flow analysis is significantly narrower than the range of multiples developed in
        the Public Trading analysis. Lazard cited the multiple range in the Public Trading
        analysis as the basis for the terminal value multiple range in the Discounted Cash
        Flow analysis. Please revise to explain the apparent discrepancy.

22.   Please revise this section to provide the disclosure required by Item 1015(b)(6) of
        Regulation M-A with respect to the preliminary presentation made by Lazard in
        July 2011.

23.   We note that the fee payable to Lazard is "currently estimated to be $9.65." With
        a view toward revised disclosure, please tell us how the amount of the fee may
        change in the future.

24.   Quantify the fees received by Lazard from ACOF III's affiliate in 2010 and any
        other fees required to be disclosed by Item 1015(b)(4) of Regulation M-A.++

Presentations of Guggenheim Securities, LLC to the Gold/Schiffer Family, page 44

25.   Please revise this section to provide the disclosure required by Item 1015(b)(6) of
        Regulation M-A with respect to these presentations. We note disclosure relating
        to illustrative analyses, transaction alternatives and present value calculations.
        Note that the summary must include, among other things, the findings and the
        methods and bases for arriving at such findings.

26.   Please revise to quantify the fee paid to Guggenheim for its services in connection
        with this transaction and with all other work performed by Guggenheim during
        the past two years, as required by Item 1015(b)(4) of Regulation M-A.

Purposes and Reasons for the Merger for Parent, Merger Sub, the Ares Filing Persons and
CPPIB, page 48

27.   Please delete the first clause in this section as well as similar language under the
        caption "Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB" on
        page 51. Your determination to file the Schedule 13E-3 and your inclusion of the
        Parent, Merger Sub, the Ares Filing Persons and CPPIB as filing persons indicate
        that this is a going private transaction in which these persons are participating
        and, as such, they are required to provide specific disclosure under the rules
        applicable to this transaction, not under a "possible interpretation" of those rules.

28.   Similarly, your inclusion of the Parent, Merger Sub, the Ares Filing Persons and
        CPPIB as filing persons indicates your conclusion that these persons are affiliates
        of the company for purposes of Rule 13e-3. Thus, please revise your disclosure
        (here and on page 51) to remove doubt from this conclusion, currently stating that

these persons "may be deemed" affiliates of the company and therefore "may be required" to provide disclosure responsive to Schedule 13E-3.

Position of the Rollover Investors as to the Fairness of the Merger, page 48

29.   Please revise each section to address the disclosure required by Item 1014(c) of Regulation M-A and how it affected the fairness determination of the Rollover Investors. Apply this comment also to the section entitled "Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB."

30.   Please revise this section and the section entitled "Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB" to address the detrimental aspects of the transaction described on page 36 or any other potentially negative factors affecting these filing persons' fairness determination.

Financing of the Merger, page 56

31.   Please revise the first paragraph under the caption "Debt Financing" to state that for purposes of paying for shares subject to the merger Parent only has a commitment of $575 million under the Senior Facilities instead of the $675 currently disclosed.

32.   Please clarify who has the right to appoint investment banks to sell or privately place the Senior Notes as disclosed in the third full bullet point on page 61.

Voting Agreement, page 65

33.   Please quantify here the number of shares subject to the voting agreement.

Where You Can Find More Information, page 131

34.   We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

Form of Proxy Card

35.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions